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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                (RULE 13d - 102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                                (AMENDMENT NO. 1)



                            QUAKER FABRIC CORPORATION
                            -------------------------
                                 Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    747399103
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 747399103                   13G                    PAGE 2 OF 7 PAGES
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1)   Names of Reporting Persons/I.R.S. Identification No.s. of Above Person
     (entities only)

     Elkin McCallum

2)   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)  [  ]
     (b)  [  ]

3)   SEC Use Only

4)   Citizenship or Place of Organization:   United States of America

5)   Sole Voting Power : 0

6)   Shared Voting Power:  1,392,450

7)   Sole Dispositive Power: 0

8)   Shared Dispositive Power:  1,392,450

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,392,450*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11)  Percent of Class Represented by Amount in Row (9):   8.9%

12)  Type of Reporting Person (See Instructions)  IN


CUSIP NO. 747399103
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Person (entities only)

     Main Street Textiles, L.P.   04-3234220

2)   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)  [  ]
     (b)  [  ]

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CUSIP NO. 747399103                  13G                    PAGE 3 OF 7 PAGES
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3)   SEC Use Only

4)   Citizenship or Place of Organization:   Delaware

5)   Sole Voting Power : 792,450

6)   Shared Voting Power:  0

7)   Sole Dispositive Power: 792,450

8)   Shared Dispositive Power:  0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 792,450*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11)  Percent of Class Represented by Amount in Row (9):   5.1%

12)  Type of Reporting Person (See Instructions)  PN

ITEM 1(a).  NAME OF ISSUER:

Quaker Fabric Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

941 Grinnell Street, Fall River, MA  02721

ITEM 2(a).  NAME OF PERSON FILING:

This statement is being filed by Elkin McCallum and Main Street Textiles, L.P.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Mr. Elkin McCallum
c/o Joan Fabrics Corporation
100 Vesper Executive Park, Tyngsboro, MA  01879

Main Street Textiles, L.P.
100 Vesper Executive Park, Tyngsboro, MA  01879

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CUSIP NO. 747399103                  13G                       PAGE 4 OF 7 PAGES
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ITEM 2(c).  CITIZENSHIP:

Elkin McCallum - United States of America

Main Street Textiles, L.P. - Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).  CUSIP NUMBER: 747399103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act;

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

            (e) [ ] An investment adviser in accordance with ss.204.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP NO. 747399103                    13G                     PAGE 5 OF 7 PAGES
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ITEM 4.  OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficiary owned:

          Elkin McCallum - 1,392,450*
          Main Street Textiles, L.P. - 792,450*

     (b)  Percent of class:

          Elkin McCallum - 8.9%
          Main Street Textiles, L.P. - 5.1%

     (c)  Number of shares as to which the person has:

          ELKIN MCCALLUM:

          (i)   Sole power to vote or to direct the vote: 0
          (ii)  Shared power to vote or to direct the vote: 1,392,450
          (iii) Sole power to dispose or to direct the disposition of: 0
          (iv)  Shared  power to dispose or to direct the disposition of:
                1,392,450

          MAIN STREET TEXTILES, L.P.

          (i)   Sole power to vote or to direct the vote: 792,450
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 792,450
          (iv)  Shared  power to dispose or to direct the disposition of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

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CUSIP NO. 747399103                 13G                       PAGE 6 OF 7 PAGES
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*As of February 10, 2000:

400,000 shares are held jointly by Mr. McCallum and his wife, Donna McCallum.

200,000 shares are held by Joan Fabrics Corporation, a Delaware corporation. Mr. McCallum is the Trustee of JFC Holdings Trust which owns 100% of Joan Fabrics Corporation. Mr. McCallum has a 75% beneficial interest in JFC Holdings Trust. His wife has a 25% beneficial interest in JFC Holdings Trust. Mr. McCallum disclaims beneficial ownership of the interest owned by his wife.

792,450 shares are held by Main Street Textiles, L.P., a limited partnership of which Mr. McCallum has a 50% interest in the general partner (which has a 2% economic interest in Main Street Textiles, L.P.) In addition, Mr. McCallum owns limited partner interests which represent 49% of the economic interest in Main Street Textiles, L.P.



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CUSIP NO. 747399103                  13G                      PAGE 7 OF 7 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Signature:   --//Elkin McCallum//--

         Name/Title: ELKIN MCCALLUM
                     -------------------------

         Date:    February 10, 2000




         MAIN STREET TEXTILES, L.P.

         By: --//Penny Richards//--

         Name/Title: PENNY RICHARDS, President & CEO
                     of Main Street Textiles, L.P.
                     ----------------------------------

         Date:     February 10, 2000